[mpc Letterhead]

June 27, 2007

VIA EDGAR AND FACSIMILE

Ms. Barbara Jacobs

Assistant Director

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:                             MPC Corporation
Registration Statement on Form S-3
File No. 333-138529

Dear Ms. Jacobs:

Pursuant to Rule 461 of the Rules and Regulations under the Securities Act of 1933, as amended, MPC Corporation (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that the Registration Statement will become effective by the close of business on June 27, 2007, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•                  should the Commission or the Staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing;

•                  the action of the Commission or the Staff acting by delegated authority in declaring the registration statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the registration statement’s disclosures; and

•                  the Company may not assert the Commission or Staff’s comments or the declaration of the registration statement’s effectiveness as a defense in any proceeding initiated by the Commission or any person under the United States’ federal securities laws.

MPC CORPORATION

By:	/s/ John P. Yeros
John P. Yeros
Chief Executive Officer